AquaCell Technologies, Inc.
                              10410 Trademark Street
                            Rancho Cucamonga, CA 91730
                                 Tel 909.987.0456
                              Toll Free 800.326.5222
                                 Fax 909.987.6846
                                 www.aquacell.com


January 12, 2005


By EDGAR
--------


Matt Franker, Esq.
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Re:    Withdrawal of Registration Statement on Form 10-SB
             Filed November 8, 2005
             File Number 001-16165

Dear Mr. Franker:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, AquaCell Technologies, Inc. hereby applies for an immediate withdrawal of the above referenced registration statement. The registration statement has not been declared effective by the Commission and no securities have been sold in connection with the offering contemplated thereby.

      The registration statement is being withdrawn in response to a comment received on the registration statement from the staff of the Commission.

      Please contact Harold W. Paul, Esq., our legal counsel, at (203) 256-8005 if you have any questions or require additional information regarding this matter.


Sincerely,

/s/ Gary S. Wolff

Gary S. Wolff
Chief Financial Officer